
March 30, 2011

Jeremy R. Mork
President
China Bright Star Limited
4519 Admiralty Way, Suite A
Marina del Rey, California 90292

     Re: China Bright Star Limited
              Registration Statement on Form 10-12G
              Amended March 17, 2011
              File No. 000-54098

Dear Mr. Mork:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-12G

Risks Related to Doing Business in China . . . , page 12

1.   Please expand your response to prior comment 1 that "management reviewed the Enterprise Income Tax Law" to tell us about your management's expertise regarding matters of China's tax law and how management's review ensured that you have a reasonable basis for your conclusion that there is no need to disclose a material risk that individual investors would be required to pay taxes to government entities in China if you were to determined to be a resident enterprise in China.

Item 5. Directors and Executive Officers, page 18

2.   Please revise the second paragraph to clarify Millennium Group's involvement with the companies it assists, beyond merely providing consulting or advisory services as your

current disclosure suggests. For example, we note Millennium Group's ownership interest in the transaction mentioned in prior comment 2.

Conflicts of Interest, page 18

3.   Please expand your response to prior comment 4 to explain why you did not consider the meanings of "subsidiary" and "holding company" in The BVI Business Companies Act, 2004, or apply these meanings to your facts and circumstances, when determining whether you would be considered a wholly owned subsidiary of a holding company for purposes of Section 9.3 of Exhibit 3.2.

4.   Please refer to your affiliated companies by their exact names.

Signatures, page 43

5.   We note that you refer to this filing as amendment 4 on the facing page but you refer to amendment 3 on the Signatures page. Please ensure that your Signatures page shows that the registrant has caused the correct document to be signed on its behalf.

Form 10-Q for the quarterly period ended September 30, 2010

Item 4. Controls and Procedures., page F-10

Evaluation of Disclosure Controls and Procedures, page F-10

6.   We note your response to prior comments 10 and 11. Please amend the filing to provide accurate disclosure regarding the existence of any material weaknesses in your internal controls over financial reporting.

Amendment No. 1 to Form 10-Q for the fiscal quarter ended December 31, 2010

Description of Business, page F-7

7.   We reissue prior comment 9. For example, we note your disclosure in the last sentence of the first paragraph of this section that your Form 10 "registration statement has not been declared effective as of November 15, 2010."

Exhibits 31 and 32

8.   We note that your certifications provided as exhibits 31 and 32 were not currently dated. Please file an amendment to your Form 10-Q for the quarterly period ended December 31, 2010 that includes the entire periodic report and new, corrected certifications.

<u>Letter Submitted January 25, 2011</u>

9.   We note your response to prior comment 13 and reissue the comment. The letter says "I" acknowledge, or Jeremy Mork acknowledges, rather than the company acknowledges the listed bullet points. We also note that the signature block does not indicate that the individual is signing on behalf of an entity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Jehu Hand — Hand & Hand PC